October 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Asbury Automotive Group, Inc.

Registration Statement on Form S-4 (Registration No. 333-246335)

Ladies and Gentlemen:

On behalf of Asbury Automotive Group, Inc. (“Asbury”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-246335) of Asbury and the subsidiary co-registrants named therein be declared effective at 9:00 a.m. on October 13, 2020, or as soon thereafter as practicable. Asbury respectfully requests that you notify Joel T. May of such effectiveness by a telephone call to (404) 581-8967.

Please contact Joel T. May of Jones Day at (404) 581-8967 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours, ASBURY AUTOMOTIVE GROUP, INC.

By:	/s/ George A. Villasana
	Name:	George A. Villasana
	Title:	Senior Vice President, General Counsel and Secretary

cc: Joel T. May, Esq.